

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Ben Miller
Manager and Chief Executive Officer
EFCAR, LLC
2101 W. John Carpenter Freeway
Irving, TX 75063

> **Re: EFCAR, LLC**
> **Registration Statement on Form SF-3**
> **Filed December 12, 2022**
> **File No. 333-268757**

Dear Ben Miller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance